Fortuna reports 2015 production of 9 million silver equivalent ounces and issues guidance for 2016

Vancouver, January 14, 2016-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce 2015 production figures from its two underground operating silver mines, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 6.6 million ounces of silver and 39.7 thousand ounces of gold or 9 million Ag Eq* ounces.

Jorge A. Ganoza, President and CEO, commented: “We once again exceeded annual production guidance and continue to provide year-over-year growth into 2016.  I want to highlight that our silver and gold production growth comes with industry leading low costs.  This, added to the strength of our balance sheet, positions the company to continue thriving through the phases of the metals cycle.”

2015 Consolidated Production Highlights

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Silver and gold production were 2 % and 13 % respectively above 2015 production guidance

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Silver production of 6,624,635 ounces; 0.4 % increase over 2014

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Gold production of 39,689 ounces; 12 % increase over 2014

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Zinc production of 35,828,558 pounds; 31 % increase over 2014

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Lead production of 23,834,964 pounds; 48 % increase over 2014

(*)    Ag Eq calculated using silver to gold ratio of 60 to 1

2015 Operating Results

	Q4 2015			2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	117,776	172,789		466,286	717,505
Average tpd milled	1,309	2,071		1,306	2,072
Silver
Grade (g/t)	103.31	244.7		136	234
Recovery (%)	82.78	92.79		83.03	91.40
Production (oz)	323,820	1,261,495	1,585,315	1,695,742	4,928,893	6,624,635

	Q4 2015			2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.22	1.90		0.26	1.83
Recovery (%)	23.23	92.55		30.28	91.26
Production (oz)	193	9,762	9,955	1,163	38,526	39,689
Lead
Grade (%)	3.38			2.47
Recovery (%)	95.27			93.98
Production (lbs)	8,361,240		8,361,240	23,834,964		23,834,964
Zinc
Grade (%)	4.09			3.84
Recovery (%)	90.39			90.79
Production (lbs)	9,598,503		9,598,503	35,828,558		35,828,558

San Jose Mine, Mexico

Silver and gold annual production were 15 percent and 16 percent above 2015 guidance, respectively.  Annual average head grades for silver and gold were 234 g/t and 1.83 g/t or 9 percent and 10 percent above plan.

Increase in silver and gold production was the result of higher contributions in ore tonnage and grade from Level 1100 relative to the mine plan, and 3 percent higher metallurgical recoveries and mill throughput.

Caylloma Mine, Peru

Silver annual production was 1.7 million ounces or 11 percent below revised guidance of 1.9 million ounces.  Decrease in silver production was the result of the decision to re-direct mining to focus on base metal-rich zones of the polymetallic Animas Vein.  Mining at the high-grade Bateas Vein stopped in the fourth quarter of 2015.

Zinc and lead annual production were 12 percent and 22 percent above revised 2015 guidance of 32.1 million pounds and 19.5 million pounds, respectively.

2016 Production and Cash Cost Guidance

Mine	Silver (Moz)	Gold (koz)	Investments ($ M)	Cash Cost ($/t)	AISCC¹ ($/oz Ag)
San Jose, Mexico	5.9	42.0	46.0	57.4	9.1
Caylloma, Peru	1.2	0.9	12.9	79.4	12.5
Total	7.0	42.8	58.9

Notes:

1.

All-in sustaining cash cost (AISCC) per ounce of silver is net of by-products gold, lead and zinc

2.

Total figures may not add up due to rounding

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The 2016 San Jose Mine AISCC of $9.1/oz Ag includes $2.5/oz Ag or $13.9 million in sustaining capital investments mainly related to mine development and the expansion of the dry stack tailings deposit

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Consolidated AISCC of $11.1/ oz Ag, refer to the appendix for details

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Caylloma Mine zinc and lead production forecast at 43.7 million pounds and 42.5 million pounds, respectively

2016 Outlook

San Jose Mine, Mexico

San Jose plans to process 875,000 tonnes of ore averaging 230 g/t Ag and 1.65 g/t Au.  Increase of mill throughput from 2,000 tpd to 3,000 tpd is planned for July.  Capital investment is estimated at $46 million.

Major capital investments include:

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3,000 tpd mill expansion:

$21.9 million

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Mine development:

$7.0 million

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Dry stack tailings deposit expansion:

$4.5 million

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Brownfields exploration:

$8.2 million

Caylloma Mine, Peru

Caylloma plans to process 503,100 tonnes of ore averaging 89 g/t Ag, 4.08 % Pb and 4.37 % Zn.  A 10 percent increase in mill throughput from 1,300 tpd to 1,430 tpd is planned for March.  Capital investment is estimated at $12.9 million.

Major capital investments include:

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Mine development:

$6.4 million

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Processing  plant optimization:

$1.0 million

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Brownfields exploration:

$2.9 million

Brownfields Exploration Highlights

San Jose Mine, Mexico

Brownfields exploration program budget for 2016 at the San Jose Mine is $8.2 million, which includes 22,000 meters of diamond drilling and the development of a 1,500 meter underground exploration drift that will allow better access to test the northern extension of the Trinidad North vein system.  Exploration drilling is in progress at the Trinidad Central zone in the San Jose Mine and at La Noria/San Antonio vein system, a parallel vein system located two kilometers to the west of the San Jose Mine area.  The company disclosed further details of San Jose’s brownfields exploration program on December 16, 2015 (refer to “Fortuna provides year-end update for the San Jose Mine, Mexico”).

Caylloma Mine, Peru

Brownfields exploration program budget for 2016 at the Caylloma Mine is $2.9 million, which includes 17,000 meters of diamond drilling.  Drilling will be focused on testing new exploration targets in the northern portion of the Caylloma District and in the Pisacca prospect area located a short distance to the southwest of the plant as well as further exploring the northeastern extension of the Animas Vein.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties during 2016; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties during 2016; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Appendix

2016 all-in sustaining cash cost (AISCC) guidance breakdown*

San Jose Mine AISCC guidance:

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	3.4
Commercial and government royalties/ mining tax	0.6
Workers’ participation	0.5
Subsidiary G&A	0.7
Adjusted operating cash cost	5.2
Sustaining capex	2.5
Brownfields exploration	1.5
AISCC	9.1

Caylloma Mine AISCC guidance:

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	-1.0
Commercial and government royalties/ mining tax	0.6
Workers’ participation	0.1
Subsidiary G&A	2.5
Adjusted operating cash cost	2.3
Sustaining capex	7.6
Brownfields exploration	2.6
AISCC	12.5

Consolidated AISCC guidance:

Item	2016 Guidance ($/oz Ag)
Cash cost net of by-product credits	2.7
Commercial and government royalties/ mining tax	0.6
Workers’ participation	0.4
Subsidiary G&A	1.0
Adjusted operating cash cost	4.7
Corporate G&A	1.4
Sustaining capex	3.3
Brownfields exploration	1.7
AISCC	11.1

(*) Total figures may not add up due to rounding